UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Hancock Fabrics, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

409900107
(CUSIP Number)

November 28, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 409900107	13G	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warren B. Kanders
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,930,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,930,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,930,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 409900107	13G	Page 3 of 6 Pages

Explanatory Note:

This Statement of Beneficial Ownership on Schedule 13G is being filed to reflect an increase in the Reporting Person’s beneficial ownership of the shares of common stock of Hancock Fabrics, Inc. as previously set forth in the Reporting Person’s Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission on April 19, 2007, as well as to re-establish the Reporting Person’s Schedule 13G eligibility pursuant to Rule 13d-1(h) of Regulation 13D.

Item 1(a).	Name of Issuer:

Hancock Fabrics, Inc., a Delaware corporation the (“Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Fashion Way, Baldwyn, MS 38824

Item 2(a).	Name of Filing Person:

Warren B. Kanders

Item 2(b).	Address of Principal Business Office or, if none, Residence:

C/o Kanders & Company, Inc.
One Landmark Square, 22nd Floor,
Stamford, CT 06901

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Shares, $0.01 par value

Item 2(e).	CUSIP Number:

409900107

Item 3.	If this statement is filed pursuant to Sec.Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

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(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with Sec. 240.13(d)-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐ Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Incorporated by reference to Items 5-11 on Page 2 of this statement. The percentage of shares owned by the Reporting Person as set forth in Item 11 on Page 2 of this statement is based upon 19,310,892 shares of the Issuer's common stock outstanding as of November 30, 2006, as set forth in the Issuer’s Form 10-K for the period ended January 28, 2006, filed with the Securities and Exchange Commission on January 5, 2007.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

CUSIP No. 409900107	13G	Page 5 of 6 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 409900107	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2007

/s/ Warren B. Kanders
Warren B. Kanders